Filed by S&P Global Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IHS Markit Ltd.

Commission File No.: 001-36495

Date: December 2, 2020

The following communication is being filed in connection with the proposed merger of S&P Global Inc. and IHS Markit Ltd.

Douglas L. Peterson, President and CEO of S&P Global Inc. made the following communication available on LinkedIn.

Thank you to Jim Cramer for inviting me to discuss yesterday’s announcement on MadMoney on CNBC, and also to Lance Uggla for joining me to explain our thought process behind the incredibly compelling combination of S&P Global and IHS Markit.

Watch the video of our conversation here: [link to video]

Disclaimer: [link to legend]

S&P Global Inc. made the following communication available on its intranet.

Watch a short interview with Doug Peterson and IHS Markit’s Lance Uggla on bringing our companies together.

[link to video]

Read disclaimers.

A transcript of the video linked in the LinkedIn post is below.

SPGI / INFO – Mad Money Interview Transcript – 11.30.20

Participants:

•	Jim Cramer, Mad Money, Host

•	Doug Peterson, President and CEO, S&P Global

•	Lance Uggla, Chairman and CEO, IHS Markit

Jim Cramer: This morning we had a huge deal with non-bank financial industry, the kind of financial stocks that were worth owning this year to one of the world’s largest purveyors of financial data, two of my favorites actually; S&P Global’s at the IHS Markit, that’s Kit for $39 billion in stock. Right there viewers, S&P is the credit ratings agency, it also runs all the S&P Dow Jones averages and also has a big market Intelligence Division. But you might not know IHS Markit, a leader in critical information and analytics for the financial industry, at a time when data is becoming the hottest commodity in the world. This deal will turn S&P Global into a colossus, which is why both stocks match, relatively unusual in this kind of transaction. Usually the acquirer gets slammed at least by people trying to lock in the game, also known as short sellers in this case, I think it makes sense. It makes sense which is why I brought us a closer look with Doug Peterson the President and CEO of S&P Global and Lance Uggla, the Chairman and CEO of IHS Markit to get a better sense of the deal. Gentlemen, welcome to Mad Money.

Lance & Doug: Good afternoon, Jim.

JC: All right, Doug, let me start with you, a lot of people feel that you are a rating agency company, and yet I see this deal, and it tells me the S&P now diversifies ratings only about 30% and the revenue you’re getting is much stickier than the one you have.

DP: Yeah, we’re gonna go from being what people look at us a rating agency that’s already well diversified with S&P Dow Jones indices and Market Intelligence and Platts. But 76% of our revenue after this will be recurring revenue, and the rating agency will shrink from about 45% to 30% so it’s a repossession of the company in the highest growth areas of the financial markets.

JC: And that’s one of the reasons why I think the stock went up as opposed to a lot of people thought it might go down because some people thought that you paid too much, which I didn’t think so. Lance I love your company, I’ve loved your companies you know for many, many years. Why sell now when you had a full head of steam?

LU: Well, you know when Doug called me and I picked up the phone. We got together and it was a very compelling story, you know, being able to take our content, and then leverage that across S&P’s global distribution platform, you know, is a real win-win and so, one plus one equals three here, and it’s compelling and I can’t see anything else that can beat this combination.

JC: Lance, one thing I was trying to figure out today is how much overlap there is, and because somebody was saying antitrust. I don’t see it as that, I see almost no overlap between the two companies.

LU: There is almost zero overlap, when we look across the whole eleven and a half billion of revenue. I would say it’s negligible almost. You know, just in a couple of our benchmarks and products that we have an energy, but it’s a very very small amount so little to no overlap is how we would describe it.

JC: I should say Doug...you know I’ve long valued the mosaic of businesses that you have in your terrific organization in terms of finding out different data, tell me what the data lake is? Because you use that term many times in the conference call and I know that’s an important term and I want our viewers who have been in your stock from the day I met you to understand that data lake concept.

DP: Well the data lake concept is where you take all of this disparate data, whether it’s organized and structured, it’s unstructured and you put it together in an area where anybody can use it, and you can use it in new ways you can you can link it, you can analyze it, you can put kensho like machine learning and artificial intelligence on top of it and find completely new insights and IHS Markit has a data lake structure. It’s an architecture that works really well. We have the artificial intelligence and data science tools, as does IHS Markit. We think this is one of the most interesting and compelling parts of getting together.

JC: I said Doug, that we know you as really a pioneer when it comes to ESG, you have decided a long time ago that this is the way that many people younger people are going to evaluate stocks, point hit that, hit that one out of the park, will this help in terms of the ESG analysis that you can provide for customers?

DP: Absolutely, we’re starting S&P Global with a strong baseline of indices, of benchmarks, of data and analytics and an IHS Markit brings a whole new set of data as well. In addition, they’ve got battery information about the EVs, about the evolution of different types of commodities, of carbon markets, putting the carbon markets together with evaluations and ratings and indices, it’s going to be a home run.

JC: Okay so Lance, I don’t know I’m looking to stay on as a special advisor to the company for one year. I have loved your work and admired what you’ve done for a very very long time, this would be a great company, you want to just go on to the next big thing?

LU: Well there’s only one room for one CEO and I have to say, you know, I’ve always admired S&P like you have and Doug’s a great leader, and this combination is super compelling. I’m a shareholder of the combined company and I’m excited for those prospects and, you know, my team will be forming part of Doug’s leadership team. Part of my board will form part of Doug’s board, and it’s going to be a great company and I’m going to be glad to be a shareholder.

JC: Okay, so Doug, you just pick up the phone? I mean because your reputation I know is stellar, I’ve had that phone call, you just pick up the phone and say look I think this is a good fit. Let’s figure it out and that’s the way it worked on an era of zoom, no get together any handshakes what can you do.

DP: Well, we started a year ago understanding our own strategy looking into long term strategy in all the areas we wanted to find the highest growth businesses and everything we looked at it always pointed to IHS Markit. So I called up Lance, at the beginning of September, middle of September and we started talking, we got our teams together, the world of zoom does work. We were able to meet frequently on zoom and get to know each other better, do real due diligence and here we are, and we’re so excited about this opportunity and what we can do together.

JC: Well I think you should be. Every time you’ve done a deal, you’ve come on the show and I just like the company more and more and more. Doug Peterson President and CEO of S&P Global and Lance Uggla, Chairman and CEO of IHS Markit. Please don’t be a stranger lads. Great to see you, good to see you soon. Mad Money is back after the break.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about future business and operating results, the industry and markets in which S&P Global Inc. (“S&P Global”) and IHS Markit Ltd. (“IHS Markit”) operate and beliefs of and assumptions made by S&P Global management and IHS Markit management, involve uncertainties that could significantly affect the financial or operating results of S&P Global, IHS Markit or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will, ” “should,” “may,” “projects,” “could,” “would,” “target,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the transaction involving S&P Global and IHS Markit, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for shareholders, benefits of the proposed transaction to shareholders, employees, customers and other constituents of the combined company, the outcome of contingencies, future actions by regulators, changes in business strategies and methods of generating revenue, the development and performance of each company’s services and products, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, general conditions in the geographic areas where we operate and our respective effective tax rates, cost structure, dividend policy, cash flows or liquidity — are forward-looking statements.

These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward-looking statements. We can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with: (i) the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; (ii) the ability of S&P Global and IHS Markit to obtain shareholder approval for the proposed transaction; (iii) uncertainty relating to the impact of the proposed transaction on the businesses of S&P Global and IHS Markit, including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction and changes to existing business relationships during the pendency of the acquisition that could affect S&P Global’s and/or IHS Markit’s financial performance; (iv) the ability of S&P Global to successfully integrate IHS Markit’s operations and retain and hire key personnel; (v) the ability of S&P Global to implement its plans, forecasts and other expectations with respect to IHS Markit’s business after the consummation of the proposed transaction and realize expected synergies; (vi) business disruption following the proposed transaction; (vii) economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, including the upcoming U.S. presidential transition, the United Kingdom’s withdrawal from the European Union, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (viii) the ability of S&P Global and IHS Markit to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; (ix) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; (x) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xi) changes in debt and equity markets, including credit quality and spreads; (xii) demand for investment products that track indices and assessments, and trading volumes of certain exchange-traded derivatives; (xiii) changes in financial markets, capital, credit and commodities markets and interest rates; (xiv) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xv) the parties’ ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; and (xvi) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (the “SEC”) by S&P Global and IHS Markit from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed Annual Reports on Form 10-K and subsequent Quarterly Reports on Form 10-Q. While the list of factors presented here is considered representative, this list should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on S&P Global’s or IHS Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Except to the extent required by applicable law or regulation, each of S&P Global and IHS Markit disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, S&P Global and IHS Markit will file relevant materials with the SEC, including a registration statement on Form S-4 filed by S&P Global to register the shares of S&P Global common stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of S&P Global and IHS Markit seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT S&P GLOBAL, IHS MARKIT AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from S&P Global at its website, or from IHS Markit at its website. Documents filed with the SEC by S&P Global will be available free of charge by accessing S&P Global’s website at www.spglobal.com under the heading Investor Relations, or, alternatively, by directing a request by telephone to 866-436-8502 (domestic callers) or 212-438-2192 (international callers) or by mail to S&P Global at Investor Relations, S&P Global Inc., 55 Water Street, New York, NY 10041, and documents filed with the SEC by IHS Markit will be available free of charge by accessing IHS Markit’s website at www.ihsmarkit.com under the heading Investor Relations or, alternatively, by directing a request by telephone to 303-790-0600 or by mail to IHS Markit at IHS Markit Investor Relations and Corporate Communications, 15 Inverness Way East, Englewood, CO 80112.

Participants in the Solicitation

S&P Global, IHS Markit and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of S&P Global and IHS Markit in respect of the proposed transaction under the rules of the SEC. Information about IHS Markit’s directors and executive officers is available in IHS Markit’s Form 10-K for the year ended November 30, 2019, proxy statement dated February 28, 2020 for its 2020 Annual General Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about S&P Global’s directors and executive officers is available in S&P Global’s Form 10-K for the year ended December 31, 2019, proxy statement dated March 30, 2020 for its 2020 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from S&P Global or IHS Markit using the sources indicated above.